July 26, 2005

By Facsimile

Abby L. Adams

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, DC 20549

Re: Croff Enterprises, Inc.
      Second Amended Schedule 14D-9. Filed July 20, 2005
      SEC File No. 5-32384

Dear Ms. Adams:

             Our office, as general counsel, has been requested by the Croff Board of Directors to respond to your third comment letter of July 22, 2005, pertaining to the Company’s Second Amended filing on Schedule 14D-9 and to concurrently submit the Third Amended filing of Schedule 14D-9.

             We appreciate the courtesy of your office in allowing us to contemporaneously fax a copy of this response letter and a redlined version of the Third Amended Schedule 14D-9 to your office for informal review and comment. The originals of these documents are being contemporaneously Edgarized and will be filed as a “Correspondence” filing within the next twenty four (24) hours.

             We will attempt to respond to each of your comments by their designated paragraphs. For reference purposes we include a header indicating the primary subject of your comment paragraph:

             1. Changes in Disclosure. You are correct that we made changes to the disclosures in Item 4 in the second Amended Schedule 14D-9 filing and the current Third Amended filing. However, the Board does not believe it has changed its position with respect to this Tender Offer in any way as explained below. The Board has made no recommendation for or against the Tender Offer at any time since it was filed. At its July 19, meeting, the Board added the word “neutral” which is accurate to closely track the language of Regulation 229.1012(a).

             The language that was removed from the Board’s latest resolution and letter statement on the Tender Offer seemed to be confusing based upon your comments. The removed sentence was, “The four Directors, comprising the non-management committee of the Croff Board of Directors, unanimously believe that a tender offer is a good alternative, from a financial perspective for the Croff Preferred B shareholders generally, at this time.” This language had a very specific meaning and it did not relate at all to the terms of the present Tender Offer. The language related to the fact that the Offerors had made a previous formal proposal to the Board to buy assets which the Board rejected. When rejecting the proposal, the Board asked the Offerors to consider a direct cash tender offer. By that time, the Board had decided that a cash tender offer to the Preferred B shareholders would be a better alternative for the shareholders and Croff. That sentence expressed the thought that the Board preferred a tender offer and that a direct tender offer would provide the shareholders much needed liquidity if they chose to tender. The sentence was never intended as a Board recommendation of the price terms of this specific Tender Offer in any way whatsoever. To avoid any confusion, the Board deleted the sentence from its statement.

             The reasons for the Board’s position have not changed, but we have rewritten and significantly expanded the disclosure under the “Reasons For Position” caption in the current Schedule 14D-9 to provide more detail about the process.

              2. Disclosure to Shareholders. We have added disclosure regarding the prior resolution and letter on Page 4 of the Schedule 14D-9.

              3. Reference to “Effectiveness”. You are correct. We have deleted the reference to “effectiveness” and related language in Schedule 14D-9.

Sincerely,

Julian D. Jensen
Attorney for Croff Enterprises, Inc

cc: Original –Edgar filing